UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Clearwater Analytics Holdings, Inc.

(Name of the Issuer)

Clearwater Analytics Holdings, Inc.

GT Silver BidCo, Inc.

Permira VIII – 1 SCSp

Permira VIII – 2 SCSp

Permira VIII CIS SCSp

Permira VIII CIS 2 SCSp

PILI 1 Portfolio SCSp

PILI 2 Portfolio SCSp

PILI 4 Portfolio SCSp

Permira Investment Capital LP

Permira Investment Capital II LP

Permira Investment Capital III LP

Redwood Opportunities SCSp

Permira T GP S.à r.l.

Permira Advisers LLC

Permira Advisers LLP

GT Silver HoldCo, Inc.

GT Silver Parent, LP

Martel Lux Topco SCSp

GT Silver MLP, LLC

GT Silver GP, LLC

Permira VIII Holdco GP S.à r.l.

Permira VIII GP S.à r.l.

Permira Management S.à r.l

Permira Portfolio Management Limited

Warburg Pincus LLC

Warburg Pincus Global Growth 15, L.P.

Warburg Pincus Global Growth 15-B, L.P.

Warburg Pincus Global Growth 15 International, SCSp

WP Global Growth 15 Partners, L.P.

Warburg Pincus Global Growth 15 Partners, L.P.

Warburg Pincus Financial Sector III, L.P.

Warburg Pincus Financial Sector III-E, L.P.

Warburg Pincus Financial Sector III Partners, L.P.

Warburg Pincus & Co.

Warburg Pincus Partners GP LLC

Warburg Pincus Partners II, L.P.

WP Global LLC

Francisco Partners VII, L.P.

Francisco Partners VII-A, L.P.

Francisco Partners VII-B, L.P.

Francisco Partners VII-C, L.P.

Francisco Partners GP VII, L.P.

Francisco Partners GP VII Management, LLC

Francisco Partners Management, L.P.

Francisco Partners Management GP, LLC

Robson Investments Pte. Ltd.

Temasek Holdings (Private) Limited

Alsek Investments Pte. Ltd.

Temasek Capital (Americas) Holdings Pte. Ltd.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

185123106

(CUSIP Number of Class of Securities)

Alphonse Valbrune Chief Legal Officer & Corporate Secretary Clearwater Analytics Holdings, Inc. 777 W. Main Street, Suite 900 Boise, ID 83702 (208) 433-1200

Permira Advisers LLC

GT Silver BidCo, Inc.

GT Silver HoldCo, Inc.

GT Silver Parent, LP

GT Silver MLP, LLC

GT Silver GP, LLC

c/o Permira Advisers LLC

320 Park Avenue, 23rd Floor

New York, NY 10022

(212) 386-7480

Permira VIII – 1 SCSp

Permira VIII – 2 SCSp

Permira VIII CIS SCSp

Permira VIII CIS 2 SCSp

PILI 1 Portfolio SCSp

PILI 2 Portfolio SCSp

PILI 4 Portfolio SCSp

Martel Lux Topco SCSp

Permira VIII Holdco GP S.à r.l.

Permira VIII GP S.à r.l.

Permira Management S.à r.l

c/o Permira Management S.à r.l.,

488 route de Longwy, L-1940

Luxembourg

+352 26 441 651

Redwood Opportunities SCSp

Permira T GP S.à r.l.

c/o Permira LP Co-Investment GP S.à r.l.

8, Rue Lou Hemmer, L-1748, Luxembourg

+352 26 441 651

Permira Investment Capital LP

Permira Investment Capital II LP

Permira Investment Capital III LP

Permira Portfolio Management Limited

c/o Permira Advisers Limited,

PO Box 503,

Trafalgar Court,

Les Banques, St Peter Port,

GY1 6DJ, Guernsey

+44 1481 743 200

Warburg Pincus LLC

Warburg Pincus Global Growth 15, L.P.

Warburg Pincus Global Growth 15-B, L.P.

Warburg Pincus Global Growth 15 International, SCSp

WP Global Growth 15 Partners, L.P.

Warburg Pincus Global Growth 15 Partners, L.P.

Warburg Pincus Financial Sector III, L.P.

Warburg Pincus Financial Sector III-E, L.P.

Warburg Pincus Financial Sector III Partners, L.P.

450 Lexington Avenue

New York, NY 10017

(212) 878-9207

Francisco Partners VII, L.P.

Francisco Partners VII-A, L.P.

Francisco Partners VII-B, L.P.

Francisco Partners VII-C, L.P.

Francisco Partners GP VII, L.P.

Francisco Partners GP VII Management, LLC

Francisco Partners Management, L.P.

Francisco Partners Management GP, LLC

One Letterman Drive, Building C – Suite 410, San Francisco, CA, 94129

(415) 418-2900

Robson Investments Pte. Ltd.

Temasek Holdings (Private) Limited

Alsek Investments Pte. Ltd.

Temasek Capital (Americas) Holdings Pte. Ltd.

60B Orchard
Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

+65 6828 6828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Thomas E. Dunn Daniel J. Cerqueira Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, NY 10001 (212) 474-1000	Brian Mangino Amber Banks Max Schleusener Latham & Watkins LLP Time-Life Building 1271 6th Avenue New York, NY 10020 (212) 906-1200	Atif Azher Naveed Anwar Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, CA 94304 (650) 251-5000	John Kupiec Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York NY 10006 (212) 225-2000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Clearwater Analytics Holdings, Inc., a Delaware corporation (the “Company”) and the issuer of the Class A common stock, par value $0.001 per share (the “Company Class A Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) GT Silver BidCo, Inc., a Delaware corporation (“Parent”); (iii) Permira Advisers LLC, a New York limited liability company (“Permira”); (iv) Permira VIII - 1 SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (v) Permira VIII - 2 SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (vi) Permira VIII CIS SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (vii) Permira VIII CIS 2 SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (viii) PILI 1 Portfolio SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (ix) PILI 2 Portfolio SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (x) PILI 4 Portfolio SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (xi) Permira Investment Capital LP, a limited partnership organized and existing under the laws of Guernsey; (xii) Permira Investment Capital II LP, a limited partnership organized and existing under the laws of Guernsey; (xiii) Permira Investment Capital III LP, a limited partnership organized and existing under the laws of Guernsey; (xiv) Redwood Opportunities SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (xv) Permira T GP S.à r.l., a société à responsabilité limitée organized and existing under the laws of the Grand Duchy of Luxembourg; (xvi) Permira Advisers LLP, a limited liability partnership organized and existing under the laws of England and Wales; (xvii) GT Silver HoldCo, Inc., a Delaware corporation (as successor by conversion of GT Silver HoldCo, LLC); (xviii) GT Silver Parent, LP, a Delaware limited partnership; (xix) Martel Lux Topco SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (xx) GT Silver MLP, LLC, a Delaware limited liability company; (xxi) GT Silver GP, LLC, a Delaware limited liability company; (xxii) Permira VIII Holdco GP S.à r.l., a société à responsabilité limitée organized and existing under the laws of the Grand Duchy of Luxembourg; (xxiii) Permira VIII GP S.à r.l., a société à responsabilité limitée organized and existing under the laws of the Grand Duchy of Luxembourg; (xxiv) Permira Management S.à r.l., a société à responsabilité limitée organized and existing under the laws of the Grand Duchy of Luxembourg; (xxv) Permira Portfolio Management Limited, a private limited company organized and existing under the laws of Guernsey; (xxvi) Warburg Pincus LLC, a New York limited liability company (“Warburg Pincus”); (xxvii) Warburg Pincus Global Growth 15, L.P., a Delaware limited partnership; (xxviii) Warburg Pincus Global Growth 15-B, L.P., a Delaware limited partnership; (xxix) Warburg Pincus Global Growth 15 International, SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (xxx) WP Global Growth 15 Partners, L.P., a Delaware limited partnership; (xxxi) Warburg Pincus Global Growth 15 Partners, L.P., a Delaware limited partnership; (xxxii) Warburg Pincus Financial Sector III, L.P., a Delaware limited partnership; (xxxiii) Warburg Pincus Financial Sector III-E, L.P., a Delaware limited partnership; (xxxiv) Warburg Pincus Financial Sector III Partners, L.P., a Delaware limited partnership; (xxxv) Warburg Pincus & Co., a New York general partnership; (xxxvi) Warburg Pincus Partners GP LLC, a Delaware limited liability company; (xxxvii) Warburg Pincus Partners II, L.P., a Delaware limited partnership; (xxxviii) WP Global LLC, a Delaware limited liability company; (xxxix) Francisco Partners VII, L.P., a Cayman Islands exempted limited partnership; (xl) Francisco Partners VII-A, L.P., a Cayman Islands exempted limited partnership; (xli) Francisco Partners VII-B, L.P., a Delaware limited partnership; (xlii) Francisco Partners VII-C, L.P., a Delaware limited partnership; (xliii) Francisco Partners GP VII, L.P., a Cayman Islands exempted limited partnership; (xliv) Francisco Partners GP VII Management, LLC, a Cayman Islands limited liability company; (xlv) Francisco Partners Management, L.P., a Delaware limited partnership (“Francisco Partners”); (xlvi) Francisco Partners Management GP, LLC, a Delaware limited liability company; (xlvii) Robson

Investments Pte. Ltd., a private investment holding company registered in Singapore; (xlviii) Temasek Holdings (Private) Limited, a private investment holding company registered in Singapore (“Temasek”); (xlix) Alsek Investments Pte. Ltd., a private investment holding company registered in Singapore; and (l) Temasek Capital (Americas) Holdings Pte. Ltd., a private investment holding company registered in Singapore.

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated as of December 20, 2025 (the “Merger Agreement”), by and among Parent, GT Silver Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and the Company. On June 25, 2026, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. The Surviving Corporation is collectively owned, directly or indirectly, by, among others, certain funds managed by Permira, Warburg Pincus, Francisco Partners and Temasek (collectively, the “Consortium”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person. Additionally, on June 23, 2026, GT Silver HoldCo, LLC was converted into GT Silver HoldCo, Inc., a Delaware corporation.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates detailed below. Except as otherwise set forth in this Final Amendment, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

On April 8, 2026, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Schedule 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the Proxy Statement and incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference, and the responses to each item in the Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

Capitalized terms used but not expressly defined in the Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into the Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, the Company was “controlled” by any of the Filing Persons and/or their respective affiliates.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15.	Additional Information

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented by adding the following language:

On May 6, 2026, at a special meeting of the Company’s stockholders, the Company’s stockholders approved a proposal to adopt the Merger Agreement.

On June 25, 2026, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, Merger Sub was merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Immediately prior to the effective time of the Merger (the “Effective Time”), on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the limited liability agreement of CWAN Holdings, LLC, a Delaware limited liability company (“OpCo”), and the Company’s certificate of incorporation, the Company required each holder of Class A Common Units of OpCo (the “OpCo Units”) to exchange all of such holder’s OpCo Units and shares of Class B common stock, par value $0.001 per share, of the Company (the “Company Class B Common Stock” and together with the Company Class A Common Stock, the “Company Common Stock”) for shares of Company Class A Common Stock (the “OpCo Units Exchange”) and immediately upon consummation of the OpCo Units Exchange, each share of Company Class B Common Stock was automatically canceled, such that no shares of Company Class B Common Stock remained outstanding as of immediately prior to the Effective Time.

At the Effective Time, and as a result of the Merger:

(a)

each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Class A Common Stock (i) owned by Parent or Merger Sub, (ii) owned by the Company as treasury shares or (iii) held by any person who properly exercised appraisal rights under the DGCL), including each share of Company Class A Common Stock resulting from the OpCo Units Exchange (as defined below), was converted into the right to receive an amount in cash equal to $24.55 per share, without interest (the “Merger Consideration”);

(b)

except as set forth below, each outstanding award with respect to Company Class A Common Stock was canceled in exchange for a cash award equal to the Merger Consideration multiplied by the number of shares of Company Class A Common Stock subject to the award (determined assuming the achievement of any performance-vesting conditions at the maximum level), less the aggregate exercise price in the case of awards that were an option to purchase shares of Company Class A Common Stock (“Options”);

(c)

in the case of restricted stock units with respect to Company Class A Common Stock (“RSUs”) that were held by a non-employee member of the board of directors of the Company (the “Board”) and all other RSUs that were vested as of the Effective Time, the resulting cash award was fully vested and became payable at the Effective Time; and

(d)	in the case of all other RSUs, the resulting cash award remains subject to all time-vesting terms and conditions that applied to the underlying award as of the Effective Time.

In connection with the consummation of the Merger, the Company notified the New York Stock Exchange (the “NYSE”) on June 25, 2026 that the Merger had been completed and requested that the trading of the Company Class A Common Stock be suspended and listing of the Company Class A Common Stock on the NYSE be removed. The Company has requested that the NYSE file a Form 25 with the SEC to report that the Company Class A Common Stock was no longer listed on the NYSE and deregister the Company Class A Common Stock under Section 12(b) of the Exchange Act. After the Form 25 becomes effective, the Company intends to file with the SEC a Certification and Notification of Termination on Form 15 requesting the termination of registration of Company Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to Company Class A Common Stock.

On June 25, 2026, the Company and the Consortium issued a joint press release announcing the completion of the Merger. A copy of the press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(5)(ii).

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Definitive Proxy Statement of Clearwater Analytics Holdings, Inc. (included in the Schedule 14A filed on April 8, 2026 and incorporated herein by reference) (the “Definitive Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Current Report on Form 8-K, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(2)(vi)	Press Release, dated December 21, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Clearwater Analytics Holdings, Inc. with the Commission on December 22, 2025).

(a)(2)(vii)	Email to Employees, dated December 21, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(2)(viii)	Corporate LinkedIn Post, dated December 21, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(2)(ix)	Employee FAQ Email, dated December 22, 2025 (included in Schedule 14A filed on December 23, 2025 and incorporated herein by reference).

(a)(2)(x)	LinkedIn Post from Sandeep Sahai, Chief Executive Officer, dated December 23, 2025 (included in Schedule 14A filed on December 23, 2025 and incorporated herein by reference).

(a)(2)(xi)	Current Report on Form 8-K, dated January 23, 2026 (included in Schedule 14A filed on January 23, 2026 and incorporated herein by reference).

(a)(2)(xii)	Current Report on Form 8-K, dated February 17, 2026 (included in Schedule 14A filed on February 17, 2026 and incorporated herein by reference).

(a)(5)(i)	Current Report on Form 8-K, dated June 25, 2026 (filed on June 25, 2026 and incorporated herein by reference).

Exhibit No.	Description

(a)(5)(ii)	Press Release, dated June 25, 2026 (included in the Current Report on Form 8-K filed on June 25, 2026 and incorporated herein by reference).

(b)(i)*	Equity Commitment Letter, dated as of December 20, 2025, by and among Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP, Permira T GP S.à r.l. and GT Silver BidCo, Inc.

(b)(ii)*	Equity Commitment Letter, dated as of December 20, 2025, by and among Warburg Pincus Global Growth 15, L.P., Warburg Pincus Global Growth 15-B, L.P., Warburg Pincus Global Growth 15 International, SCSp, WP Global Growth 15 Partners, L.P., Warburg Pincus Global Growth 15 Partners, L.P., Warburg Pincus Financial Sector III, L.P., Warburg Pincus Financial Sector III-E, L.P., Warburg Pincus Financial Sector III Partners, L.P. and GT Silver BidCo, Inc.

(b)(iii)*	Equity Commitment Letter, dated as of December 20, 2025, by and among Francisco Partners VII, L.P., Francisco Partners VII-A, L.P., Francisco Partners VII-B, L.P., Francisco Partners VII-C, L.P. and GT Silver BidCo, Inc.

(b)(iv)*	Equity Commitment Letter, dated as of December 20, 2025, by and between Robson Investments Pte. Ltd. and GT Silver BidCo, Inc.

(b)(v)*	Fee Funding Agreement, dated as of December 20, 2025, by and among Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP, Permira T GP S.à r.l., GT Silver BidCo, Inc. and Clearwater Analytics Holdings, Inc.

(b)(vi)*	Fee Funding Agreement, dated as of December 20, 2025, by and among Warburg Pincus Global Growth 15, L.P., Warburg Pincus Global Growth 15-B, L.P., Warburg Pincus Global Growth 15 International, SCSp, WP Global Growth 15 Partners, L.P., Warburg Pincus Global Growth 15 Partners, L.P., Warburg Pincus Financial Sector III, L.P., Warburg Pincus Financial Sector III-E, L.P., Warburg Pincus Financial Sector III Partners, L.P., GT Silver BidCo, Inc. and Clearwater Analytics Holdings, Inc.

(b)(vii)*	Fee Funding Agreement, dated as of December 20, 2025, by and among Francisco Partners VII, L.P., Francisco Partners VII-A, L.P., Francisco Partners VII-B, L.P., Francisco Partners VII-C, L.P., GT Silver BidCo, Inc. and Clearwater Analytics Holdings, Inc.

(b)(viii)*	Fee Funding Agreement, dated as of December 20, 2025, by and among Robson Investments Pte. Ltd., GT Silver BidCo, Inc. and Clearwater Analytics Holdings, Inc.

(b)(ix)*	Amended and Restated Debt Commitment Letter, dated as of January 21, 2026, by and among Goldman Sachs Asset Management, L.P., GLQ II Credit Investments LLC, Ares Capital Management LLC, Blue Owl Credit Advisors LLC, Antares Capital LP, Antares Holdings LP, Golub Capital LLC, NB Alternatives Advisers LLC, CPPIB Credit Investments III Inc., KKR Credit Advisors (US) LLC, KKR Capital Markets LLC, Apollo Global Funding, LLC, Apollo Capital Management, L.P., HPS Investment Partners, LLC and GT Silver BidCo, Inc.

(c)(i)	Opinion of PJT Partners LP to the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc., dated December 20, 2025 (included as Annex B to the Definitive Proxy Statement and incorporated herein by reference).

(c)(ii)*	Discussion materials prepared by PJT Partners LP, dated December 20, 2025, for the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(iii)*	Discussion materials (Indications of Value Summary) prepared by PJT Partners LP, dated December 15, 2025, for the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc.

Exhibit No.	Description

(c)(iv) †*	Discussion materials (Indications of Interest Summary) prepared by PJT Partners LP, dated December 15, 2025, for the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(v)	Opinion of J.P. Morgan Securities LLC to the Board of Directors of Clearwater Analytics Holdings, Inc., dated December 20, 2025 (included as Annex C to the Definitive Proxy Statement and incorporated herein by reference).

(c)(vi)*	Discussion materials prepared by J.P. Morgan Securities LLC, dated December 20, 2025, for the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(vii)*	Discussion materials prepared by J.P. Morgan Securities LLC, dated December 15, 2025, for the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(viii) †*	Discussion materials prepared by J.P. Morgan Securities LLC, dated October 29, 2025, for the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(ix) †*	Discussion materials prepared by J.P. Morgan Securities LLC, dated October 20, 2025, for the Board of Directors of Clearwater Analytics Holdings, Inc.

(d)(i)	Agreement and Plan of Merger, dated December 20, 2025, by and among GT Silver BidCo, Inc., GT Silver Merger Sub, Inc. and Clearwater Analytics Holdings, Inc. (included as Annex A to the Definitive Proxy Statement and incorporated herein by reference).

(d)(ii)*	Interim Investors Agreement, dated December 20, 2025, by and among Martel Lux Topco SCSp, WP Silver Aggregator, L.P., Francisco Partners VII, L.P., Francisco Partners VII-A, L.P., Francisco Partners VII-B, L.P., Francisco Partners VII-C, L.P. and Robson Investments Pte. Ltd.

(f)*	Section 262 of the DGCL.

(g)	Not Applicable.

107*	Filing Fee Table.

†	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
*	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on February 24, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARWATER ANALYTICS HOLDINGS, INC.

By:	/s/ Alphonse Valbrune
Name:	Alphonse Valbrune
Title:	Chief Legal Officer and Corporate Secretary

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER BIDCO, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	President and Chief Executive Officer

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA ADVISERS LLC

By:	/s/ Andrew Young
Name:	Andrew Young
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA ADVISERS LLP

By:	/s/ Alberto Riva
Name:	Alberto Riva
Title:	Managing Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII - 1 SCSP

by its portfolio manager and authorized representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII - 2 SCSP

by its portfolio manager and authorized representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII CIS SCSP

by its portfolio manager and authorized representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII CIS 2 SCSP

by its general partner PERMIRA VIII GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PILI 1 PORTFOLIO SCSP

by its general partner
PILI 1 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PILI 2 PORTFOLIO SCSP

by its general partner
PILI 2 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PILI 4 PORTFOLIO SCSP

by its general partner
PILI 4 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA INVESTMENT CAPITAL LP

by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA INVESTMENT CAPITAL II LP

by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA INVESTMENT CAPITAL III LP

by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA T GP S.À R.L.

in its capacity as general partner of REDWOOD OPPORTUNITIES SCSP

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA T GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER HOLDCO, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	President and Chief Executive Officer

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER PARENT, LP

by its general partner
GT SILVER GP, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	President and Chief Executive Officer

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER MLP, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	President and Chief Executive Officer

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER GP, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	President and Chief Executive Officer

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARTEL LUX TOPCO SCSP

by its general partner
PERMIRA VIII HOLDCO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

by its special partner
PERMIRA ACHT GMBH & CO. KG
acting by its general partner, SVE
VERWALTUNGS GMBH

By:	/s/ Stefan Dziarski
Name:	Stefan Dziarski
Title:	Partner

by its initial limited partner
PERMIRA VIII AE SCSP
acting by its general partner, PERMIRA VIII
GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII HOLDCO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA MANAGEMENT S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS LLC

By:	/s/ David Sreter
Name:	David Sreter
Title:	Managing Director and Chief Financial Officer

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS & CO.

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS GLOBAL GROWTH 15, L.P.

By:	Warburg Pincus Global Growth 15 GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS GLOBAL GROWTH 15-B, L.P.

By:	Warburg Pincus Global Growth 15 GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WP GLOBAL GROWTH 15 PARTNERS, L.P.

By:	Warburg Pincus Global Growth 15 GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS GLOBAL GROWTH 15 PARTNERS, L.P.

By:	Warburg Pincus Global Growth 15 GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS GLOBAL GROWTH 15 INTERNATIONAL, SCSP

By:	Warburg Pincus Global Growth 15 GP, S.à r.l., its managing general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Class A Manager

By:	/s/ Oana Lazar
Name:	Oana Lazar
Title:	Class B Manager

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS FINANCIAL SECTOR III, L.P.

By:	Warburg Pincus Financial Sector III GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS FINANCIAL SECTOR III-E, L.P.

By:	Warburg Pincus Financial Sector III GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS FINANCIAL SECTOR III PARTNERS, L.P.

By:	Warburg Pincus Financial Sector III GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PARTNERS II, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WP GLOBAL LLC

By: Warburg Pincus Partners II, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANCISCO PARTNERS VII, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Ashley Evans
Name:	Ashley Evans
Title:	Managing Director

FRANCISCO PARTNERS VII-A, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Ashley Evans
Name:	Ashley Evans
Title:	Managing Director

FRANCISCO PARTNERS VII-B, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Ashley Evans
Name:	Ashley Evans
Title:	Managing Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANCISCO PARTNERS VII-C, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Ashley Evans
Name:	Ashley Evans
Title:	Managing Director

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANCISCO PARTNERS GP VII, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	Managing Director and General Counsel

FRANCISCO PARTNERS GP VII MANAGEMENT, LLC

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	Managing Director and General Counsel

FRANCISCO PARTNERS MANAGEMENT, L.P.

By:	Francisco Partners Management GP, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	Managing Director and General Counsel

FRANCISCO PARTNERS MANAGEMENT GP, LLC

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	Managing Director and General Counsel

Date: June 25, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBSON INVESTMENTS PTE. LTD.

By:	/s/ Oh Chong Yew, Alvin
Name:	Oh Chong Yew, Alvin
Title:	Authorized Signatory

ALSEK INVESTMENTS PTE. LTD.

By:	/s/ Oh Boon Hui, Stella
Name:	Oh Boon Hui, Stella
Title:	Authorized Signatory

TEMASEK CAPITAL (AMERICAS) HOLDINGS PTE. LTD.

By:	/s/ Belinda Chan Hian Wun
Name:	Belinda Chan Hian Wun
Title:	Authorized Signatory

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Jason Norman Lee
Name:	Jason Norman Lee
Title:	Authorized Signatory

Date: June 25, 2026

[Signature page to Schedule 13E-3]